KIRKLAND LAKE GOLD ANNOUNCES MANAGEMENT CHANGE

Toronto, Ontario – July 10, 2018, - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced that Phil Yee, Executive Vice President and Chief Financial Officer (“CFO”), will depart the Company following the release of the Company’s second quarter 2018 financial results on August 1, 2018. Mr. Yee is leaving the Company to assume another senior executive role within the mining industry. The Company has commenced a search for a new CFO.

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: “We want to thank Phil for his contribution to the success and progress of Kirkland Lake Gold. He has played a key role in our efforts to build the financial strength of our company and to advance our growth plans towards reaching a million ounces of annual gold production. We wish him all the best in his new role.”

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer with 2018 production targeted at over 620,000 ounces of gold from mines in Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district-scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website at www.klgold.com.

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com